UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 20,161 ELECTRIC VEHICLES IN AUGUST 2026 IN VIETNAM

Hanoi, September 11, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced preliminary domestic Vietnam deliveries of 20,161 electric vehicles (“EVs”) for August 2026, representing an increase of 12% compared to the previous month. Despite coinciding with the Ghost Month, a period traditionally associated with softer consumer demand in Vietnam, the Company maintained monthly deliveries above 20,000 vehicles. Year to date, the Company has delivered a preliminary total of 154,073 EVs to customers in Vietnam, reaffirming its leadership in the domestic automotive market.

Notably, the VF 3 was VinFast’s best-selling model in August, with 6,453 vehicles delivered during the month. The VF 5 and the Herio Green, which is derived from the VF 5, collectively ranked second, with 4,265 vehicles delivered. The Limo Green recorded deliveries of 4,203 vehicles, followed by the VF 6, with 1,256 vehicles delivered, and the VF 8 with 834 vehicles delivered. The Minio Green recorded 698 vehicles delivered, while the VF 7 recorded 695 vehicles delivered.

For the first eight months of 2026, the VF 3 and the Limo Green were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 35,798 and 34,991 vehicles, respectively. The Company also delivered 27,948 VF 5 and Herio Green vehicles, 15,943 VF 6 vehicles, and 7,820 VF 7 vehicles during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notes:

Preliminary delivery results are subject to change and may differ from the final number of deliveries recognized as vehicle sales revenue for the period following the year-end audit. All information in this announcement regarding vehicle deliveries in Vietnam, including monthly, monthly growth, and year-to-date data, excludes vehicles delivered in Vietnam pursuant to sales agreements that provide for subsequent export of such vehicles to international markets.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and the Company’s internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: September 11, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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